UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **December 19, 2003**

AMC ENTERTAINMENT INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**1-8747**	**43-1304369**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

920 Main Street	
Kansas City, Missouri	**64105**
(Address of principal executive offices)	Zip Code

Registrant's telephone number, including area code
(816) 221-4000

Item 5. Other Events and Regulation FD Disclosure.

Attached as Exhibit 99.1 is a press release dated December 19, 2003, which was issued by AMC Entertainment Inc., announcing that it has executed an agreement to acquire the operations of MegaStar Cinemas, LLC. The estimated purchase price is $14.9 million.

Item 7. Financial Statement and Exhibits.

Exhibits:

99.1 December 19, 2003 Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMC ENTERTAINMENT INC.

Date: December 19, 2003   /s/ Craig R. Ramsey

Craig R. Ramsey
Executive Vice President and
Chief Financial Officer